SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        NUR Macroprinters Ltd.‘s independent auditor, Ernst & Young LLP (“E&Y”) has recently notified the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the Audit Committee of the Company’s Board of Directors that during the fiscal years 2001 and 2002 certain non-audit work performed by an E&Y affiliate in China for a foreign subsidiary of NUR has raised concerns regarding E&Y’s independence with respect to its performance of audit services for the Company.

        E&Y disclosed that, during fiscal years 2001 and 2002, its affiliate in China conducted certain disbursement services for salaries and daily operations, submitted individual and corporate tax returns and held tax related funds for a foreign subsidiary of the Company. Custody of the assets of an audit client is not permitted under the auditor independence rules set forth in Regulation S-X promulgated by the SEC. The aggregate fees paid by NUR to E&Y China for these services during fiscal years 2001 and 2002 were approximately $2,000. These services were discontinued in 2002.

        The Audit Committee and E&Y have discussed E&Y’s independence with respect to NUR in light of the foregoing facts. E&Y has informed the Audit Committee that it does not believe that the holding and paying of these funds impaired E&Y’s independence with respect to the Company. NUR is unaware, and E&Y has informed the Audit Committee that it is unaware, of any similar instance in which E&Y has held custody of Company funds in a manner raising questions regarding E&Y’s independence. Based on E&Y’s conclusion and the information presented, gathered and reviewed by the Audit Committee, the Audit Committee has concluded that there has been no impairment of E&Y’s independence. In making this determination, the Audit Committee considered the de minimis amount of funds involved, the ministerial nature of the actions, and that the revenue, operating profit and total assets of the subsidiary involved were not material to the consolidated financial statements of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Seligman —————————————— David Seligman Chief Financial Officer

Date November 3, 2004